NEWS RELEASE
September 7, 2011	Release 11-2011

WESTERN COPPER PROVIDES UPDATE ON PROPOSED SPIN-OUT TO CREATE
THREE INDEPENDENT COMPANIES

Information Circular Mailed, Shareholder Vote Scheduled for October 3, 2011

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to announce that further to the Company’s News Release dated August 19, 2011, it has mailed a detailed Information Circular (the “Circular”) describing the business to be conducted at a special meeting of shareholders to be held October 3, 2011 with respect to the spin-out of certain assets of the Company into two new companies: Copper North Mining Corp. (“Copper North”) and NorthIsle Copper and Gold Inc. (“NorthIsle”) by plan of arrangement (the “Arrangement”). Both companies to be spun-out were incorporated for the purposes of the amended and restated Arrangement Agreement (the “Agreement”) dated August 30, 2011. As previously announced, as part of the Arrangement, the Company will change its name from “Western Copper Corporation” to “Western Copper and Gold Corporation”.

Upon successful completion of the Arrangement, Copper North will hold all of the Company’s interest in the Carmacks Copper Project located in the Yukon Territory, Canada, as well as the Redstone Project located in the Northwest Territories, Canada. NorthIsle will hold the Company’s Island Copper Project located on Northern Vancouver Island, British Columbia, Canada. The Company will continue to hold and focus on advancing its flagship Casino Project, located in the Yukon Territory, Canada.

Dr. Sally Eyre is to assume the position of President and Chief Executive Officer for Copper North. Dr. Eyre has 19 years' experience in the global resource sector. Prior to joining Copper North, she served as Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with assets in West Africa. Dr. Eyre has a Ph.D in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists. Dr. Eyre will be responsible for overseeing operations and new acquisitions for Copper North.

John McClintock is to assume the position of President and Chief Executive Officer for NorthIsle. Mr. McClintock has over 35 years' experience in exploration and acquisitions of gold and base mineral deposits. He has held positions of increasing responsibility in major mining companies including Rio Algom, Billiton and BHP Billiton including Exploration Manager global exploration with BHP Billiton. Mr. McClintock played key roles in the discovery and acquisition of several deposits including BHP Billiton's Spence Mine in Chile. Mr. McClintock will be responsible for overseeing operations and new acquisitions for NorthIsle.

The management and board of Western Copper will remain the same. Full biographies for the proposed management and board for both Copper North and NorthIsle, along with detailed information respecting the matters contemplated by the Arrangement are set out in the Circular, which was mailed on Friday, September 2, 2011.

At the meeting the Company will seek 66 2/3% shareholder approval of the Arrangement, which will result in shareholders of Western Copper as of the effective date of the Arrangement (the “Effective Date”) being entitled to receive, for each common share of Western Copper (a “Western Copper share”) held at such date: one post-arrangement common share of Western Copper and Gold Corporation, one-half of a common share of Copper North and one-half of a common share of NorthIsle.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

The Arrangement is expected to close following receipt of all required consents and approvals, including Western Copper shareholder approval, receipt of the Final Order, Toronto Stock Exchange (“TSX”) approval and satisfaction of certain closing conditions. Applications have been made to list Copper North and NorthIsle shares on the TSX Venture Exchange following completion of the Arrangement, which are subject to meeting the listing requirements of the TSX Venture Exchange.

Please refer to the Circular for more detailed information, available on SEDAR www.sedar.com and on the Company’s website www.westerncoppercorp.com

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver-based exploration and development company with properties containing significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project, both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com.

On behalf of the board,

“Dale Corman” F.
Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the Proposed Arrangement and the expected structure thereof; anticipated shareholder, court and regulatory approvals; and the expected timing of closing of the Arrangement. All forward -looking statements and information are based on Western Copper's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that shareholder and court approvals to the Proposed Arrangement will be obtained in a timely manner,and that regulatory approvals will be available on acceptable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information . Western Copper expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicablesecurities legislation.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com